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SEC FILE NUMBER
8- 38485

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 0 1 2004
WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
United Planners' Financial Services of America,
A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Schaefer (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Thomas C. Schaefer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended December 31, 2003, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
ROSEMARY L. TIPTON
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires April 25, 2005

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Partners' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

United Planners' Financial Services of America, A Limited Partnership

SEC I.D. No. 8-38485

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, Supplemental Report on Internal Control and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of December 31, 2003 and 2002 and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2004

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CASH AND CASH EQUIVALENTS	$ 2,803,310	$ 2,592,569
COMMISSIONS RECEIVABLE	412,487	303,967
COMMISSIONS RECEIVABLE FROM AFFILIATE	61,113	
PROPERTY—Net	342,312	359,590
SECURITY DEPOSITS	120,000	120,000
OTHER ASSETS	698,023	537,443
TOTAL	$ 4,437,245	$ 3,913,569
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Commissions payable and other liabilities	$ 2,279,772	$ 2,033,879
Subordinated loan payable to affiliate	200,000	
Due to affiliate—net	171,057	144,437
Total liabilities	2,650,829	2,178,316
COMMITMENTS AND CONTINGENCIES (Note 10)		
PARTNERS' CAPITAL:		
General partner	897,634	815,887
Limited partners	888,782	919,366
Total partners' capital	1,786,416	1,735,253
TOTAL	$ 4,437,245	$ 3,913,569

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commissions and income from principal transactions	$ 26,365,371	$ 35,818,960
Investment income	19,487	51,441
Other income	1,053,974	958,142
Total revenues	27,438,832	36,828,543
OPERATING EXPENSES:		
Commissions	22,811,874	32,078,359
Employee compensation and benefits	2,909,305	3,057,864
Office	362,140	259,982
Rent	342,319	318,667
Ticket charges	222,579	277,043
Advertising and sales	187,350	215,836
General and administrative	157,252	151,665
Professional services	134,749	95,127
Depreciation and amortization	80,935	82,073
Other	35,483	43,057
Total operating expenses	27,243,986	36,579,673
NET INCOME	$ 194,846	$ 248,870

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL YEARS ENDED DECEMBER 31, 2003 AND 2002

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE—January 1, 2002	$ 939,162	$ 1,034,373	$ 1,973,535
Distributions	(239,798)	(247,354)	(487,152)
Net income—preferred return	33,974	31,454	65,428
Net income—residual allocation	82,549	100,893	183,442
BALANCE—December 31, 2002	815,887	919,366	1,735,253
Distributions	(10,000)	(133,683)	(143,683)
Net income—preferred return	32,235	30,362	62,597
Net income—residual allocation	59,512	72,737	132,249
BALANCE—December 31, 2003	$ 897,634	$ 888,782	$ 1,786,416

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 194,846	$ 248,870
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	80,935	82,073
Impairment loss on exchange membership		8,855
Loss on sale of marketable securities		5,117
Changes in assets and liabilities:		
Commissions receivable	(169,633)	184,554
Security deposits		(20,000)
Other assets	24,660	(237,669)
Commissions payable and other liabilities	245,893	459,124
Due to affiliate—net	26,620	(200,072)
Net cash provided by operating activities	403,321	530,852
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(63,657)	(93,901)
Issuance of notes to representatives	(205,000)	
Payments received on notes to representatives	19,760	
Proceeds from sale of marketable securities		180,510
Net cash (used in) provided by investing activities	(248,897)	86,609
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated loan payable to affiliate	200,000	
Partners' capital distributions	(143,683)	(487,152)
Net cash provided by (used in) financing activities	56,317	(487,152)
NET INCREASE IN CASH AND CASH EQUIVALENTS	210,741	130,309
CASH AND CASH EQUIVALENTS—Beginning of year	2,592,569	2,462,260
CASH AND CASH EQUIVALENTS—End of year	$2,803,310	$2,592,569
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$ 3,067	$ -

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS YEARS ENDED DECEMBER 31, 2003 AND 2002

Subordinated loan at January 1, 2002	$ -
Subordinated loan at December 31, 2002	-
Issuance of subordinated loan	200,000
Subordinated loans at December 31, 2003	$ 200,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Pacific Exchange. The Partnership was formed on August 21, 1987. The General Partner of the Partnership is United Planners' Group, Inc. ("UPG"), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select Distributors, Inc. ("PSD").

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or of the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short maturity of those instruments.

Property—Property is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Security Deposits—Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets—The Partnership's membership in the Pacific Exchange is included in other assets and carried at the lower of its carrying value or fair value. The carrying value of the membership was $17,500 at December 31, 2003 and 2002. The estimated fair value of the membership is approximately $24,000 and $17,500 at December 31, 2003 and 2002, respectively. An impairment loss of $8,855 was recognized in 2002.

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Partner Withdrawal or Termination—If a Limited Partner withdraws or is terminated, the Partnership will acquire the interest at 80% of the Limited Partner's capital account unless the withdrawal is by reason of retirement, death or disability whereby the interest will be acquired at 100% of the Limited Partner's capital account. The General Partner has the right to suspend all or part of any distribution if the distribution would result in reducing the Partnership's regulatory net capital below the required net capital.

Commissions and Income from Principal Transactions—The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various limited partnership offerings, insurance companies and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes—The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions—As detailed in the Limited Partnership Agreement, allocable profits and losses (as defined in the Agreement) shall be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners. Limited and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993 were allocated 100% to the General Partner. However, whenever the allocation of any loss would result in reducing the capital account balance of any Limited Partner below zero, such allocation, to the extent it would produce a negative capital account, shall be reallocated to, and reduce the capital account balance of, the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the General Partner. For the years ended December 31, 2003 and 2002, the Preferred Return was $62,597 and $65,428, respectively.

Comprehensive Income—There are no differences between comprehensive income and net income on the accompanying statements of income.

Securities Transactions—Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—Effective January 1, 2002, the Partnership adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. Adoption of SFAS No. 142 did not have a material impact on the Partnership's financial statements.

Effective January 1, 2003, the Partnership adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. Adoption of SFAS No. 146 did not have a material impact on the Partnership's financial statements.

Effective January 1, 2003, the Partnership adopted FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which clarifies the requirements of SFAS No. 5, *Accounting for Contingencies,* relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires certain guarantees that are issued or modified after December 31, 2002, to be initially recorded on the consolidated statement of financial condition at fair value. Adoption of FIN 45 did not have a material impact on the Partnership's financial statements.

Effective February 1, 2003, the Partnership adopted FIN 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires that Variable Interest Entities ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. Since the Partnership did not have any VIEs as of February 1, 2003, adoption of FIN 46 had no impact on the Partnership's financial statements.

Effective December 31, 2003, the Partnership adopted FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46R"). FIN 46R replaced FIN 46 and clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Partnership did not have any VIEs as of December 31, 2003, and the consolidation requirements of FIN 46R will apply immediately to all VIEs created after December 31, 2003. Adoption of FIN 46R had no impact on the Partnership's financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in

some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for the Partnership's financial statements as of January 1, 2004. The adoption of SFAS No. 150 will result in a reclassification of the limited partners' capital to a liability. The Partnership does not expect the adoption of SFAS No. 150 will have a material impact on the Partnership's results of operations. Based on discussions with the Partnership's regulatory agency, the Partnership believes that the reclassification of the limited partners' capital to a liability in accordance with SFAS No. 150 will not have an impact on the Partnership's computation of regulatory net capital through December 2004. However, beginning January 1, 2005, the adoption of SFAS No. 150 may have a significant impact on the Partnership's regulatory net capital.

Effective July 1, 2003, the Partnership adopted SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Partnership's financial statements.

3. PROPERTY

Property comprises the following at December 31:

	2003	2002
Equipment	$ 433,851	$ 397,902
Furniture	235,436	207,728
Computer software	147,141	147,141
Total	816,428	752,771
Less accumulated depreciation and amortization	474,116	393,181
Property—net	$ 342,312	$ 359,590

4. NOTES RECEIVABLE

Included in other assets are two notes receivable with balances totaling $215,560 and $30,320 at December 31, 2003 and 2002, respectively, that the Partnership has issued to certain of its representatives. One note receivable, with a balance of $192,716 at December 31, 2003, bears interest at the prime rate plus 2.0% (6.0% at December 31, 2003), and requires monthly payments of $3,987, adjusted on a quarterly basis for changes in the prime rate and matures in September 2008. The other note receivable, with a balance of $22,844 at December 31, 2003, bears interest at a fixed rate of 8.0%, requires monthly payments of $868 and matures in May 2006.

5. EMPLOYEE BENEFIT PLANS

The Partnership participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp, Pacific Life's parent, through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of

the participant's before-tax contributions up to the Internal Revenue Service's maximum allowable amount. The Partnership contributed $75,672 and $60,417 to the Contribution Plan for the years ended December 31, 2003 and 2002, respectively.

The Partnership's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2003 and 2002, the Partnership's contribution to the Pension Plan was $87,448 and $71,422, respectively.

Certain employees of the Partnership are eligible to participate in a deferred compensation plan (the "DC Plan") provided by the Partnership. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest of the deferred compensation. Deferred compensation in the amount of $1,150,966 and $855,477 as of December 31, 2003 and 2002, respectively, is included in commissions payable and other liabilities. Payment of the DC Plan liability is guaranteed by PSD in the event the Partnership is not able to fulfill its obligations under the DC Plan.

6. COMMISSIONS PAYABLE AND OTHER LIABILITIES

Commissions payable and other liabilities comprise the following at December 31:

	2003	2002
Deferred compensation liability	$ 1,150,966	$ 855,477
Commissions payable	929,525	788,528
Other accrued liabilities	137,378	369,388
Accounts payable	61,903	20,486
Commissions payable and other liabilities	$ 2,279,772	$ 2,033,879

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as partnership capital plus subordinated liabilities less nonallowable assets. At December 31, 2003 and 2002, the Partnership had regulatory net capital of $905,835 and $793,826, respectively, which was $742,447 and $648,605 in excess of its required net capital of $163,388 and $145,221, respectively. At December 31, 2003 and 2002, the Partnership's aggregate indebtedness was 2.71 and 2.74, respectively, times its net capital.

8. RESERVE REQUIREMENT

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

9. RELATED PARTY TRANSACTIONS

The related party balances are as follows as of December 31:

	2003	2002
Commissions receivable from affiliate (Pacific Life)	$ 61,113	$ -
Due to Pacific Life	$ 212,057	$ 214,285
Due from Pacific Life	(41,000)	(41,625)
Due from M.L. Stern Co., LLC (a wholly owned subsidiary of Pacific LifeCorp, Pacific Life's parent)	-	(28,223)
Total due to affiliate—net	$ 171,057	$ 144,437
Subordinated loan payable to affiliate	$ 200,000	$ -

Pacific Life and PSD pay certain expenses on the Partnership's behalf. At December 31, 2003 and 2002, the balances due to affiliate for reimbursement of such expenses were $212,057 and $214,285, respectively. For the years ended December 31, 2003 and 2002, total reimbursements were $3,042,321 and $2,636,855, respectively.

Commissions totaling $3,059,321 and $3,607,074 for the years ended December 31, 2003 and 2002, respectively, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable life products. Such product allowances were $23,450 and $36,350 for the years ended December 31, 2003 and 2002, respectively.

The Partnership also receives sponsorship fees from Pacific Life to cover the expenses that the Partnership incurs for planning and organizing business and educational conferences and other marketing activities. The total sponsorship fees received by the Partnership from Pacific Life totaled $168,891 and $139,365 for the years ended December 31, 2003 and 2002, respectively. The balances due from affiliates for sponsorship fees totaled $41,000 and $41,625 at December 31, 2003 and 2002, respectively.

The Partnership also borrowed $200,000 during 2003 from PSD under a subordinated loan agreement. The subordinated loan bears interest at prime plus 2.0% (6.0% at December 31, 2003). The full amount becomes due on September 1, 2008. The subordinated loan is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowing is required for the Partnership's continued compliance with minimum net capital requirements, it may not be repaid.

10. COMMITMENTS AND CONTINGENCIES

Litigation—The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the financial position or results of operations of the Partnership.

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases—The Partnership leases its office space under an operating lease agreement, which was amended during 2003 to include additional office space and expires on December 31, 2006. The following are future minimum lease obligations on noncancelable operating leases:

2004	$ 295,245
2005	305,530
2006	307,115
Total	$ 907,890

The Partnership provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters and, therefore, no related liability has been recorded. Management believes that judgments, if any, against the Partnership related to such matters would not have a material impact on the Partnership's financial statements.

* * * * * *

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 1,786,416
Add liabilities subordinated to claims of general creditors	200,000
Total partners' capital qualified for net capital	1,986,416
Deductions, nonallowable assets:	
Property—net	(342,312)
Membership in stock exchange	(17,500)
Other assets	(680,523)
Total deductions	(1,040,335)
Less haircuts	(40,246)
NET CAPITAL	$ 905,835
AGGREGATE INDEBTEDNESS	$ 2,450,829
MINIMUM CAPITAL REQUIRED	$ 163,388
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 742,447
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.71 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2003.

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SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 19, 2004

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") for the year ended December 31, 2003 (on which we issued our report dated February 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP